Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

June 25, 2015

154718.010200

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jay Ingram, Legal Branch Chief

Re:	Aqua Metals, Inc
Registration Statement on Form S-1
Filed June 9, 2015
SEC File No. 333-204826

Dear Mr. Ingram:

On behalf of our client, Aqua Metals, Inc., a Delaware corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Dr. Stephen R. Clarke, Chief Executive Officer of the Company, dated June 23, 2015 on the above-referenced Registration Statement on Form S-1 (“Registration Statement”). Concurrent with the filing of this letter, the Company is filing with the Commission an Amendment No. 1 to the Registration Statement (“Amendment”).

The Amendment has been prepared in response to Staff’s comment letter dated June 23, 2015, the text of which we have incorporated into this response letter for convenience.

Staff Comment and Company Response

Notes to the Consolidated Financial Statements

3. Intellectual Property, page F-11

1.	We note from your footnote disclosure that on July 3, 2014 five founding shareholders contributed rights to certain intellectual property in exchange for 4,512,000 shares and the consideration was recorded as intellectual property valued at $1,059,000. We further note the disclosure on page II-2 which indicates that in June 2014 you sold 4,800,000 shares to your seven founding shareholders in consideration of their contribution of $39,837 of cash and a patent application and related intellectual property valued at $637,158. It appears you may be depicting the amount recorded as additional paid-in capital, rather than the full amount ascribed to intellectual property. Otherwise, explain to us the amount you disclose on page II-2. Please also address the disclosure inconsistency regarding the date of the transaction.

GREENBERG TRAURIG, LLP ATTORNEYS AT LAW WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 Irvine, California 92612 Tel 949.732.6500 Fax 949.732.6501
OC 287420583v1

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2015

Response: Please be advised that the Company had seven founding shareholders, of whom five contributed their interest in the Company’s initial patent application and the related intellectual property. The other two founding shareholders contributed cash. Note 3 has been revised to correctly state that the date of the contribution was June 2014, and not July 3, 2014 as previously mentioned in Note 3. You are correct that page II-2 of Part II to the Registration Statement incorrectly depicted the value of the patent application and related intellectual property based on the amount recorded as additional paid-in capital. Page II-2 of Part II to the Amendment has been revised to correctly state that the value of the patent application and related intellectual property contributed by the five founding shareholders was $1,059,000, and not $637,158 as previously mentioned on page II-2.

The Company has endeavored to fully respond to the Staff's comment set forth in its letter dated June 23, 2015. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue
Daniel K. Donahue

cc:	Aqua Metals, Inc.
Golenbock Eiseman Assor Bell & Peskoe LLP
Armanino LLP